Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD

ANNOUNCES DISTRIBUTION OF A DIVIDEND

Azour, Israel, August 30, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN) announced that the Board of Directors approved the distribution of a cash dividend in the amount of $0.24 per share, totaling approximately US$ 5 million. The dividend will be paid to shareholders of record as of September 26, 2018. The Company will pay the dividend out on October 10, 2018 net of taxes at the rate of 25%.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans, and is able to meet its undertakings when due.

Retained earnings as of June 30, 2018, prior to the distribution was US$102.3 million and retained earnings will reach US$97.3 million after the distribution. The Board of Directors emphasized that as of  June 30, 2018, the Company had a cash balance in hand of US$36.1 million (this amount is prior to the payment of a dividend of US$5 million which was issued for the first quarter of  2018 and was paid out in July 2018). As of June 30, 2018, the Company’s current assets (excluding cash, cash equivalents) were in the sum of US$97.7 million and current liabilities were in the sum of US$60.6 million.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,700 employees worldwide, with offices in Israel, Brazil, Argentina, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft / Gavriel Frohwein ituran@gkir.com GK Investor Relations (US) +1 646 688 3559